Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, of the Company. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

BALYASNY ASSET MANAGEMENT L.P.

By: /s/ Scott Schroeder

Name: Scott Schroeder
Title: Authorized Signatory

BAM GP LLC

By: /s/ Scott Schroeder

Name: Scott Schroeder
Title: Authorized Signatory

BALYASNY ASSET MANAGEMENT HOLDING LP

By: /s/ Scott Schroeder

Name: Scott Schroeder
Title: Authorized Signatory

DAMES GP LLC

By: /s/ Scott Schroeder

Name: Scott Schroeder
Title: Authorized Signatory

DMITRY BALYASNY

By: /s/ Dmitry Balyasny